UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

INTER-CITIC MINERALS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

1041

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

60 Columbia Way, Suite 501

Markham, Ontario

L3R 0C9

(905) 479-5072

(Address and telephone number of Registrant’s principal executive offices)

Inter-Citic Minerals Inc.

c/o CT Corporation System

Attention: Team 2

1015 15th Street, NW, Suite 1000

Washington, D.C.

U.S.A. 20005

(202) 572-3166

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Stock, no par value	American Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form: N/A

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Securities and Exchange Commission (the “Commission”) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

☐ Yes 82-___________	☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes	☒ No

Unless otherwise indicated or the context otherwise requires, the following terms used in this Registration Statement will have the meanings below:

•	the term “Registrant” refers to Inter-Citic Minerals Inc.; and

•	the terms “we,” “us,” “our” or similar terms refer to the Registrant and its subsidiaries.

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars.

FORWARD-LOOKING STATEMENTS

This registration statement includes and incorporates certain forward-looking statements. Forward-looking statements include statements concerning our expectations, plans, objectives, goals, strategies, future events, future revenues or operating performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends, the future price of gold, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “plans,” “expects,” “believes,” “anticipates,” “intends,” “estimates,” “scheduled,” “forecasts” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Important factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to:

•	our ability to source funds necessary to continue business activities;

•	actual results of current exploration activities;

•	general business, economic, competitive, political and social uncertainties, especially in the People’s Republic of China (“China”);

•	political instability, insurrection or war;

•	demand and market for gold, and the prevailing gold price;

•	possible variations of ore grade or recovery rates;

•	conclusions of economic evaluations;

•	changes in project parameters as plans continue to be refined;

•	dependence upon key management personnel and executives;

•	delays in obtaining governmental permits and approvals or financing or in the completion of development or construction activities;

•	delays in obtaining environmental permits and approvals given the proximity of our project to environmentally sensitive areas;

•	our fixed obligations;

•	accidents, labor disputes and other risks of the mining industry;

•	access to skilled labor;

•	relations with employees;

•	actual results of reclamation activities;

•	failure of plant, equipment or processes to operate as anticipated;

•	the age of certain of our facilities and equipment;

•	disruption of transportation services;

•	increased transportation costs; and

•	failure to successfully integrate acquisitions, as applicable.

Our Annual Information Form, which is attached hereto as Exhibit 99.66, particularly in the section entitled “Risk Factors,” and the information contained in our management’s discussion and analysis for the year ended November 30, 2007, attached hereto as Exhibit 99.63, discuss these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements contained herein. Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements contained herein, there may be other factors that cause actual results or events to differ from those expressed or implied in such statements.

Forward-looking statements contained in the exhibits incorporated by reference in this Registration Statement are made as of the respective dates set forth in such exhibits, and such forward-looking statements are based on the beliefs, expectations and opinions of our management as of such dates. In preparing this Registration Statement, we have not updated any such forward-looking statements to reflect any change in circumstances or in our management’s beliefs, expectations and opinions that may have occurred prior to the date hereof. We disclaim any obligation to update any forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant’s financial statements, including those incorporated by reference into this Registration Statement, are prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards, which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.

Under the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission”), the Registrant is permitted to incorporate by reference into this Registration Statement financial statements prepared in accordance with Canadian GAAP accompanied with a reconciliation of the Registrant’s financial statements to United States generally accepted accounting principles (“US GAAP”). Significant differences between Canadian GAAP and US GAAP pertaining to the Registrant are described in Note 13 to the Registrant’s audited consolidated financial statements for the years ended November 30, 2007, 2006 and 2005, attached hereto as Exhibit 99.62.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, as amended. These definitions differ from the definitions in the Commission’s Industry Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. The definitions of proven and probable reserves used in NI 43-101 also differ from the definitions in SEC Guide 7.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Guide 7 and normally are not permitted to be used in reports and registration statements filed with the Commission. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this registration statement and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files and incorporates by reference Exhibits 99.1 to 99.66, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction B.(2) of Form 40-F, the Registrant hereby files and incorporates by reference Exhibits 99.70 to 99.72, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.62, the audited consolidated financial statements of the Registrant for the years ended November 30, 2007 and 2006, which includes a reconciliation of the Registrant’s audited consolidated financial statements for the years ended November 30, 2007 and 2006, to US GAAP in accordance with Item 17 of Form 20-F under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.67 to 99.69, inclusive, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF SECURITIES

See the section entitled “ITEM 7: Description of Capital Structure” on pages 54-55 of the Annual Information Form of the Registrant for the year ended November 30, 2007, filed as Exhibit 99.66, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the Registrant’s contractual obligations at November 30, 2007.

		Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands of US Dollars)
Operating lease obligations	$107,944	$86,355	$21,589	$—	$—
Long-term debt obligations	—	—	—	—	—
Purchase obligations	—	—	—	—	—
Other long-term obligations	—	—	—	—	—

Total	$107,944	$86,355	$21,589	$—	$—

The Registrant has entered into a lease for office space to the year 2009 with minimum lease payments as indicated above.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Appointment of Agent for Service and Undertaking on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

INTER-CITIC MINERALS INC.

By:	/s/ Lou Pasubio
Name:	Lou Pasubio, C.A.
Title:	CFO

Date: March 3, 2008

EXHIBIT INDEX

The following exhibits have been filed as part of the Registration Statement.

Exhibit No.	Description

Canadian Public Filings

99.1	News Release dated December 11, 2006: Inter-Citic Receives Results From 10 New Drill Holes At Dachang Gold Project

99.2	News Release dated December 12, 2006: Inter-Citic Issues Options.

99.3	News Release dated January 16, 2007: Inter-Citic Receives Results From Final 25 New Drill Holes From 2006 At Dachang Gold Project.

99.4	News Release dated January 18, 2007: Inter-Citic Warrant Exercise Nets C$1.08 Million.

99.5	News release dated February 6, 2007: Five New Mineralized Gold Zones Discovered Near Dachang East Main Zone.

99.6	Form 13-502F1—Annual Participation Fee for Reporting Issuers.

99.7	Audited Annual Consolidated Financial Statements for the years ended November 30, 2006 and 2005.

99.8	Management’s Discussion and Analysis for the years ended November 30, 2006 and 2005.

99.9	Form 52-109F1— Certification of Annual Filings by the Chief Executive Officer dated February 26, 2007.

99.10	Form 52-109F1—Certification of Annual Filings by the Chief Financial Officer dated February 26, 2007.

99.11	Annual Report for the year ended November 30, 2006.

99.12	Annual Information Form for the year ended November 30, 2006.

99.13	Notice of Annual and Special Meeting of the Shareholders dated February 28, 2007.

99.14	News release dated March 20, 2007: Dachang Mineral Resource Update.

99.15	News release dated March 23, 2007: Charles J. Hartley, P.Geo., Joins Inter-Citic As Senior Geologist.

99.16	News release dated March 26, 2007: Annual and Special Meeting for Inter-Citic Minerals Inc.

99.17	News release dated March 27, 2007: Inter-Citic Identifies 25 New Gold Anomalies From Soil Geochemistry Near Dachang Main Zone.

99.18	News release dated April 3, 2007: Inter-Citic Announces Expanded Exploration Plan At Dachang Gold Project For 2007.

99.19	Notice of Annual and Special Meeting of Shareholders dated April 12, 2007.

99.20	Management Information Circular dated March 13, 2007.

99.21	Form of Proxy to be used at the annual and special meeting of the shareholders to be held on April 12, 2007.

99.22	News release dated April 10, 2007: Inter-Citic Announces Private Placement Financing.

99.23	Interim Financial Statements for the three months ended February 28, 2007 and 2006.

99.24	Management’s Discussion and Analysis for the three months ended February 28, 2007 and 2006.

99.25	Form 52-109F2—Certification of Interim Filings by the Chief Executive Officer dated April 12, 2007.

99.26	Form 52-109F2—Certification of Interim Filings by the Chief Financial Officer dated April 12, 2007.

99.27	Form 51-102F3—Material Change Report dated April 10, 2007: Inter-Citic Minerals Inc. announces a $6,000,400 private placement financing.

99.28	News Release dated April 13, 2007: Inter-Citic Issues Options.

99.29	News Release dated May 8, 2007: Major Drilling Program Now Underway at Inter-Citic’s Dachang Gold Project.

99.30	News Release dated May 9, 2007: Inter-Citic Closes $6.75 Million Private Placement Financing.

99.31	Form 51-102F3—Material Change Report dated May 9, 2007: Inter-Citic Minerals Inc. announces completion of a $6,746,040 private placement financing.

99.32	News Release dated May 22, 2007: Inter-Citic Closes $1.05 Million Private Placement Financing.

99.33	Form 51-102F3—Material Change Report dated May 17, 2007: Inter-Citic Minerals Inc. announces completion of a $1,046,080 private placement financing.

99.34	News release dated July 5, 2007: Dr. Michael Doggett Joins Inter-Citic’s Advisory Board.

99.35	Interim Financial Statements for the three and six months ended May 31, 2007 and 2006.

99.36	Management’s Discussion and Analysis for the three and six months ended May 31, 2007 and 2006.

99.37	Form 52-109F2—Certification of Interim Filings by the Chief Executive Officer dated April 12, 2007.

99.38	Form 52-109F2—Certification of Interim Filings by the Chief Financial Officer dated April 12, 2007.

99.39	News Release dated July 12, 2007: Drilling at Inter-Citic’s Dachang Gold Project Intersects 58m Containing 5.3 GPT Gold North of the DMZ.

99.40	News Release dated July 17, 2007: Inter-Citic Adds Third Drill at Dachang.

99.41	News Release dated August 13, 2007: Inter-Citic Reports 17 Drill Holes At Dachang Gold Project. All 17 Holes Report Gold Mineralization in Newly Discovered Shallow Dipping Zones.

99.42	News Release dated August 22, 2007: Inter-Citic Adds Fourth Drill at Dachang.

99.43	News Release dated September 17, 2007: Inter-Citic Reports Results of 33 Diamond Drill Holes at Dachang Including a Best Result of 47 Metres Containing 6.64 GPT Gold.

99.44	Interim Financial Statements for the three and nine months ended August 31, 2007 and 2006.

99.45	Management’s Discussion and Analysis for the three and nine months ended August 31, 2007 and 2006.

99.46	Form 52-109F2—Certification of Interim Filings by the Chief Executive Officer dated October 12, 2007.

99.47	Form 52-109F2—Certification of Interim Filings by the Chief Financial Officer dated October 12, 2007.

99.48	News release dated October 15, 2007: Inter-Citic Reports On 34 Diamond Drill Holes at Dachang Including a Best Result of 28 Metres Containing 6.77 GPT Gold. 500 Metre Step-Out Trench Also Yields 28 Metres of 9.11 gpt Au.

99.49	News release dated October 29, 2007: Inter-Citic Adopts Shareholders Rights Plan.

99.50	Shareholder Rights Plan Agreement dated October 26, 2007.

99.51	Form 51-102F3—Material Change Report dated October 26, 2007: Inter-Citic announced that its Board of Directors has adopted a Shareholder Rights Plan.

99.52	News release dated November 26, 2007: Inter-Citic Reports On 35 Diamond Drill Holes at Dachang. All Holes Report Gold Mineralization.

99.53	News release dated December 17, 2007: Exploration Licenses Renewed at Inter-Citic’s Dachang Gold Project.

99.54	News release dated January 8, 2008: Inter-Citic Reports High Grade Intersection in 1000 Metre Step-out Hole at Dachang. Gold Mineralization Reported in Deepest Hole Drilled To Date.

99.55	News release dated January 10, 2008: Inter-Citic Announces Private Placement of Common Shares.

99.56	News release dated January 10, 2008: Inter-Citic Announces Pricing of its $16 Million Private Placement Financing.

99.57	News release dated February 5, 2008: Inter-Citic Closes $16 Million Private Placement Financing.

99.58	News release dated February 6, 2008: Inter-Citic Appoints Dr. Michael Doggett To Board.

99.59	Form 51-102F3—Material Change Report dated February 5, 2008: Inter-Citic Closes $16 Million Private Placement Financing.

99.60	News release dated March 3, 2008: Inter-Citic Reports Gold Mineralization Found in 25 of 27 New Drill Holes. Results Include 12.0 Metres Averaging 7.39 GPT Contained Gold.

99.61	Form 13-502F1—Annual Participation Fee for Reporting Issuers.

99.62	Audited Annual Consolidated Financial Statements for the years ended November 30, 2007 and 2006.

99.63	Management’s Discussion and Analysis for the years ended November 30, 2007 and 2006.

99.64	Form 52-109F1—Certification of Annual Filings by the Chief Executive Officer dated February 22, 2008.

99.65	Form 52-109F1—Certification of Annual Filings by the Chief Financial Officer dated February 22, 2008.

99.66	Annual Information Form for the year ended November 30, 2007.

Consents

99.67	Consent of PricewaterhouseCoopers LLP, Chartered Accountants.

99.68	Consent of D. George Cargill, Ph.D., P.Eng., Consulting Geologist

99.69	Consent of B. Terrence Hennessey, P.Geo., Consulting Geologist, of Micon International Limited.

Constating Documents

99.70	By-Laws of the Registrant dated May 13, 2004

99.71	Certificate of Continuance dated July 14, 2004

99.72	Certificate of Amendment dated May 30, 2006